November 1, 2024

Molly Strader Fruit
VP & Corporate Controller
Archer-Daniels-Midland Co
77 West Wacker Drive
Suite 4600
Chicago, IL 60601

        Re: Archer-Daniels-Midland Co
            Form 10-K for Fiscal Year Ended December 31, 2023
            Response dated September 30, 2024
            File No. 001-00044
Dear Molly Strader Fruit:

        We have reviewed your September 30, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 30, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Notes to the Consolidated Financial Statements
Note 17. Segments and Geographical Information, page 106

1. We have considered your responses to our prior comment number 4 in our letter dated
       May 22, 2024. Based on the representations of the Company, we do not agree with your method of correction for errors in certain segment financial information since we
       believe these errors are material to the Company   s previously issued
financial
       statements. Please amend your previously filed Form 10-K for the fiscal year ended
       December 31, 2023, and subsequently filed Forms 10-Q to restate your consolidated financial statements to correct the identified errors and provide the disclosures required by ASC 250-10-50. As part of your amendments, please revisit your controls and procedures evaluation to determine whether any additional control
 November 1, 2024
Page 2

       deficiencies exist and whether there has been any change in the assessed severity of control deficiencies that have already been identified.
       Please contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing